September 6, 2024

Ruairi Regan and Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	REI Capital Growth LLC
Offering Statement on Form 1-A
Filed May 29, 2024
File No. 024-12441

Dear Mr. Regan and Ms. Howell,

We acknowledge receipt of your comments in your letter dated June 10, 2024 regarding the Offering Circular of REI Capital Growth LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A

General

1. We note your disclosure on page 9 that after the initial period, the per share purchase price for this offering will be adjusted to be no less than your NAV per Share and your references elsewhere to filing pricing supplements. We also note your disclosure that you are not a REIT. It appears you are attempting to conduct an at the market offering which is not permitted under Rule 251(d)(3)(ii) of Regulation A. Please revise or advise.

The Company has revised its disclosure and removed references to adjusting the per share purchase price to NAV.

Management's Discussion and Analysis of Financial Condition, page 31

2. We note your disclosure that the fund hopes to achieve an initial annual increase of Fund net asset values of eight to nine percent (8% - 9%). We also note similar statements on your website that project a 9% annual cash on cash return as well as years to projected first and second doubling of the investors' money. Please delete these statements. Management must have a reasonable basis for all projections. Refer to section (b) of Part II of Form 1-A and Rule 175 under the Securities Act 1933. In light of your lack of operating history and the lack of factors upon which such projections may be ormed, it appears that you do not have a reasonable basis for these statements.

The Company has revised its disclosure in the Managament’s Discussion and Analysis of Financial Condition in the Plan of Operations section to describe its investment strategy and goals and the criteria it will look for in selecting investments. In addition, the Company modified its disclosure to state that it “will attempt to achieve an 8% to 9% annual return, as measured by a typical cash-on-cash (COC) return calculation” and has provided its rationale for its goals. In addition, the Company has modified its website.

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Investment Policies of the Fund, page 34

3. Please provide a prior performance narrative and prior performance tables as referenced in Industry Guide 5. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

The Company has added the required information in accordance with the staff’s request.

Thank you again for the opportunity to respond to your questions to the Offering Statement of REI Capital Growth LLC. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

Cc: Alan Blair, Chairman and Chief Executive Officer, REI Capital Growth LLC

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